UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TARO PROVIDES RESULTS FOR SEPTEMBER 30, 2022

Hawthorne, NY, October 27, 2022 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and six months ended September 30, 2022.

Quarter ended September 30, 2022* Highlights — compared to September 30, 2021

•	Net sales of $130.5 million decreased, principally due to the continued price decline particularly in the U.S. generic business, as well as a one-time gross-to-net (“GTN”) adjustment.

•	Gross profit of $47.0 million (36.0% of net sales) compared to $62.0 million (47.0% of net sales).

•	Research and development (R&D) expenses of $11.5 million decreased slightly.

•	Selling, marketing, general and administrative expenses (SG&A) of $42.3 million increased $18.6 million.

•

Operating loss of $(6.8) million compared to operating income of $24.4 million. The current year quarter operating loss is primarily attributable to the aforementioned price erosion and GTN adjustment, as well as the on-going impact associated with the integration of our recent acquisition.

•	Interest and other financial income of $4.3 million increased $1.9 million.

•	Tax benefit of $2.1 million compared to tax expense of $6.1 million in the prior year quarter.

•

Net loss attributable to Taro was $(2.8) million compared to net income of $23.3 million, resulting in (loss) per share of $(0.07) compared to earnings per share of $0.62. Excluding the impact from the settlement and loss contingencies charges in the prior year quarter, net income was $24.7 million, resulting in earnings per share of $0.66.

Six Months ended September 30, 2022* Highlights — compared to September 30, 2021

•	Net sales of $287.2 million increased $8.1 million.

•	Gross profit of $128.6 million (44.8% of net sales compared to 50.1%) decreased $11.2 million.

•	R&D expenses of $23.0 million decreased $2.4 million.

•	SG&A of $98.4 million increased $50.7 million.

•

Operating income of $7.2 million compared to $5.2 million, Excluding the impact from the settlement and loss contingencies charges in the prior year, operating income was $66.6 million. The current year operating income primarily reflects the six-month impact of the factors mentioned above.

•	Interest and other financial income of $6.2 million increased from $5.4 million.

•

Net income attributable to Taro was $11.3 million compared to $4.6 million, resulting in earnings per share of $0.30 compared to earnings per share of $0.12. Excluding the impact from the settlement and loss contingencies charges in the prior year, net income was $66.0 million, resulting in diluted earnings per share of $1.75.

Cash Flow and Balance Sheet Highlights

•

Cash flow used in operations for the six months ended September 30, 2022 was $37.7 million compared to $8.0 million for the six months ended September 30, 2021. Excluding the impact from the settlement and loss contingencies charges in both periods, cash flow provided by operations was $30.0 million compared to $94.9 million for the six months ended September 30, 2021.

•

As of September 30, 2022, cash and cash equivalents, short-term bank deposits and marketable securities (both short- and long-term) decreased $58.9 million to $1.2 billion from March 31, 2022; principally the result of a $67.6 million settlement payment to the Direct Purchaser Plaintiff (“DPP”) class in the In re: Generic Pharmaceuticals Pricing Antitrust Litigation, MDL No. 2724.

*	The September 30, 2022 results include six months’ results from the February 28th acquisition of Alchemee.

FDA Approvals and Filings

The Company currently has a total of nineteen ANDAs awaiting FDA approval, including three tentative approvals.

The Company cautions that the foregoing 2022 financial information (including Alchemee) is unaudited and is subject to change.

************************

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company. The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2023. Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company’s financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements are applicable only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(U.S. dollars in thousands, except share data)

	Quarter Ended September 30,		Six Months Ended September 30,
	2022 (1)	2021	2022 (1)	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales, net	$130,498	$131,986	$287,163	$279,099
Cost of sales	83,536	69,941	158,595	139,356

Gross profit	46,962	62,045	128,568	139,743
Operating Expenses:
Research and development	11,522	12,495	23,030	25,448
Selling, marketing, general and administrative	42,255	23,684	98,377	47,660
Settlements and loss contingencies	—	1,420	—	61,420

Operating (loss) income *	(6,815)	24,446	7,161	5,215
Financial (income) expense, net:
Interest and other financial income	(4,296)	(2,371)	(6,222)	(5,413)
Foreign exchange (income) expense	2,788	(264)	3,082	11
Other gain, net	395	2,340	839	2,724

Income (loss) before income taxes	(4,913)	29,421	11,140	13,341
Tax (benefit) expense	(2,100)	6,104	(126)	8,792

Net (loss) income attributable to Taro *	$(2,813)	$23,317	$11,266	$4,549

Net (loss) income per ordinary share attributable to Taro:
Basic and Diluted *	$(0.07)	$0.62	$0.30	$0.12

Weighted-average number of shares used to compute net (loss) income per share:
Basic and Diluted	37,584,891	37,600,580	37,584,891	37,696,975

May not foot due to rounding.

Note: Quarter and six months ended September 30, 2022 includes results from Alchemee (acquired February 28, 2022).

*

Excluding the settlement and loss contingencies charges of $1.4 million for the quarter ended September 30, 2021, Operating income was $25.9 million, Net income attributable to Taro was $24.7 million, and basic and diluted earnings per share was $0.66.

Excluding the settlement and loss contingencies charges of $61.4 million for the six months ended September 30, 2021, Operating income was $66.6 million, Net income attributable to Taro was $66.0 million, and basic and diluted earnings per share was $1.75.

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2022	March 31, 2022
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$175,191	$251,134
Short-term bank deposits	95,630	47,586
Marketable securities	568,671	522,028
Accounts receivable and other:
Trade, net	248,495	246,972
Other receivables and prepaid expenses	53,097	59,727
Inventories	215,524	210,439

TOTAL CURRENT ASSETS	1,356,608	1,337,886
Marketable securities	357,586	435,189
Property, plant and equipment, net	191,489	199,692
Deferred income taxes	124,167	124,882
Goodwill	12,718	11,820
Other assets	64,711	66,893

TOTAL ASSETS	$2,107,279	$2,176,362

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$61,356	$68,232
Other current liabilities	313,495	363,886

TOTAL CURRENT LIABILITIES	374,851	432,118
Deferred taxes and other long-term liabilities	26,148	32,799

TOTAL LIABILITIES	400,999	464,917
Taro shareholders’ equity	1,706,280	1,711,445

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,107,279	$2,176,362

Note: September 30, 2022, includes the Balance Sheet of Alchemee (acquired February 28, 2022).

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net income (loss)	$11,266	$4,549
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	13,994	12,795
Realized losss on sale of long-lived assets	—	551
Change in derivative instruments, net	(24)	(314)
Effect of change in exchange rate on marketable securities and bank deposits	1,358	404
Deferred income taxes, net	2,245	16,927
Increase (decrease) in trade receivables, net	(2,071)	16,868
Increase in inventories, net	(5,316)	(2,636)
Decrease (increase) in other receivables, income tax receivables, prepaid expenses and other	5,739	(2,472)
Decrease in trade, income tax, accrued expenses and other payables	(71,798)	(59,982)
Expense from amortization of marketable securities bonds, net	6,940	5,287

Net cash used in operating activities	(37,667)	(8,023)

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(3,443)	(5,831)
Investment in other intangible assets	(68)	(107)
Investment in short-term bank deposits, net	(48,044)	(35,573)
Proceeds from (investment in) marketable securities, net	15,516	(6,442)

Net cash used in investing activities	(36,039)	(47,953)

Cash flows from financing activities:
Purchase of treasury stock	—	(24,934)

Net cash used in financing activities	—	(24,934)

Effect of exchange rate changes on cash and cash equivalents	(2,237)	(599)

Decrease in cash and cash equivalents	(75,943)	(81,509)
Cash and cash equivalents at beginning of period	251,134	605,177

Cash and cash equivalents at end of period	$175,191	$523,668

Cash Paid during the year for:
Income taxes	$3,091	$4,532

Cash Received during the year for:
Income taxes	$14,156	$2,351

Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$3,206	$702

Non-cash financing transactions:
Purchase of marketable securities, net	$6,199	$630

Note: September 30, 2022, includes the Balance Sheet of Alchemee (acquired February 28, 2022).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2022

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
Name: Uday Baldota
Title: Chief Executive Officer and Director